

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

June 27, 2014

Frederick O. Quenzer, Esq.
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA 02199-3600

Re: AMG Pantheon Private Equity Fund, LLC (File No. 811-22973)
     AMG Pantheon Private Equity Master Fund, LLC (File No. 811-22972)

Dear Mr. Quenzer:

On May 28, 2014, you filed a registration statement on Form N-2 for AMG Pantheon Private Equity Fund, LLC (the "Fund") and AMG Pantheon Private Equity Master Fund, LLC (the "Master Fund"). We have reviewed each registration statement, and have provided our comments below. All the comments in this letter relate to the Fund. For convenience, we generally organized our comments using headings and defined terms from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement of the Fund and the Master Fund.

SUMMARY OF TERMS

Investment Objective and Strategies

1. The Fund has "private equity" in its name; therefore please state a policy of investing at least 80% of the Fund's assets in "private equity." *See* Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940 (the "Investment Company Act"). (page 5)

2. Will the Fund engage in co-investments with affiliates, including the Adviser? If so, please explain how these investments are permitted by Section 17(d) of the Investment Company Act. (page 6)

3. Disclosure in this section states the Fund will reduce the burdens typically associated with private equity investing, including paying fund of fund level **incentive fees.** Later, on the same page, the disclosure states that the Fund will pay **incentive allocations** charged by the underlying Investment Funds. Please reconcile these statements. (page 6)

4. Please include an estimate of the interest payments on borrowed funds in the "Summary of Fund Expenses" section. *See* Instruction 8 to Item 3 of Form N-2. (page 11)

5. Disclosure in this section states that "the Fund's investment in any one Investment Fund will be limited to no more than 25% of the Investment Fund's economic interests, measured at the time of investment." Since this section deals with the Master Fund's investment policies, please revise the disclosure above to refer to the Master Fund and not the Fund. (page 12)

6. The disclosure in this section states that "[T]he Adviser may invest the Master Fund's assets in Investment Funds that engage in investment strategies other than those described in this Confidential Memorandum." Form N-2 requires the Fund to disclose all principal investment strategies in the registration statement. *See* Item 8.2.b(1). Please revise the sentence to comply with Item 8 of Form N-2. (page 12)

Potential Benefits of Investing in the Fund

7. Please describe in plain English the "J-curve" impact associated with private equity investing. (page 14)

Management Fee

8. Please clarify how the Fund determines net asset value for purposes of applying the management fee. (page 16)

Expense Limitation and Reimbursement Agreement

9. The list of expenses excluded from the Expense Limitation and Reimbursement Agreement goes on for some length. Please disclose what expenses are "included" in the agreement. (page 17)

10. Please disclose what extraordinary expenses include, as you have done with the other expenses. (page 17)

Eligible Investors

11. Please define the term "Eligible Investor" earlier in the registration statement. Further, the terms Investor, Eligible Investor and accredited investor are often used interchangeably; therefore, please use a consistent term throughout the registration statement. (page 19)

SUMMARY OF FUND EXPENSES

12. The last sentence of footnote (5) states that the Acquired Fund Fees and Expenses "do not reflect any performance-based fees or allocations paid by the Investment Funds that are

calculated solely on the realization and/or distribution of gains, or on the sum of such gains and unrealized appreciation of assets distributed in-kind, as such fees and allocations for a particular period may be unrelated to the cost of investing in the Investment Funds."   Please explain to us why the above expenses are not included in the Acquired Fund Fees and Expenses. Please also confirm whether the Acquired Fund Fees and Expenses include investments in exchange-traded funds. (page 31)

Example

13. Please confirm the fee waiver is not included in the 3 years, 5 years, and 10 years expense examples. (page 32)

INVESTMENT PROGRAM

Portfolio Construction

14. Please revise the language which states that the Fund and Master Fund "are not entitled to the protections of the 1940 Act with respect to the Investment Funds" to state that the Investment Company Act will apply to the Fund and the Master Fund. (page 44)

TYPES OF INVESTMENTS AND RELATED RISK FACTORS

15. The disclosure in this section states that "[B]ecause the Fund incurs expenses that may not be incurred by other investors investing directly or indirectly in the Master Fund, such investors may experience better performance than investors in the Fund." Please disclose the other investors (*e.g.*, private clients, other registered investment companies) that may invest in the Master Fund. (page 46)

Contingent Liabilities Associated with Secondary Investments

16. Please disclose more information about contingent liabilities. Specifically, estimate how often the Fund will acquire the contingent liabilities, and how and when a liability will be accrued. (page 60)

CERTAIN TAX CONSIDERATIONS

Securities Purchased at a Premium

17. The first sentence states, "[V]ery generally, where the Fund purchases a bond at a price that exceeds the redemption price at maturity – that is, at a premium—the premium is amortizable over the remaining term of the bond." Please delete the term "[V]ery generally" or disclose when the premium is not amortized. (page 111)

GENERAL COMMENTS

18. Please advise whether the exemptive order to permit the Fund to offer additional classes besides Advisory Class Units has been filed with the Commission. (page 5)

19. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any amendments.

20. Responses to this letter should be in the form of an amendment filed under the Investment Company Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

21. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Should you have any questions prior to filing an amendment, please feel free to contact me at 202-551-6478.

Sincerely,

/s/ Ashley Vroman-Lee

Ashley Vroman-Lee
Senior Counsel